Exhibit (a)(5)(i)

GSI TECHNOLOGY, INC. ANNOUNCES THE COMMENCEMENT OF A $25 MILLION

MODIFIED DUTCH AUCTION TENDER OFFER FOR ITS COMMON STOCK

SUNNYVALE, CALIF., July 9, 2014 — GSI Technology, Inc. (NASDAQ: GSIT) (the “Company”) announced today that it is commencing a modified “Dutch auction” self-tender offer to repurchase for cash shares of its common stock up to an aggregate purchase price of $25 million. The tender offer begins today, July 9, 2014, and will expire at 5:00 p.m., New York City time, on August 6, 2014, unless extended or earlier terminated by the Company. Under the terms of the proposed tender offer, the Company’s stockholders will have the opportunity to tender some or all of their shares at a price within the range of $6.50 to $6.70 per share.

A modified “Dutch auction” self-tender allows stockholders to indicate how many shares and at what price within the Company’s specified range (in increments of $0.10 per share) they wish to tender.  Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range of tenders that will enable the Company to buy $25 million in shares, or such lower amount depending on the number of shares that are properly tendered and not properly withdrawn.  All shares accepted for payment will be paid the same price, regardless of whether a stockholder tendered such shares at a lower price within the range.  If the tender offer is fully subscribed, then shares of common stock having an aggregate purchase price of $25 million will be purchased, representing approximately 13.6 percent to 14.0 percent of the Company’s issued and outstanding shares as of June 30, 2014, depending on the purchase price payable for those shares pursuant to the tender offer.

The Company will use a portion of its available cash to fund the repurchase of shares in the tender offer.  The tender offer is not conditioned upon obtaining financing or any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions, which are specified in the offer to purchase.

The offer to purchase, the related letter of transmittal and the other tender offer materials will be mailed to the Company’s stockholders shortly.  Stockholders should read those materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer.  The Company’s directors and executive officers have advised the Company that they do not intend to tender their shares in the tender offer.

While the Company’s Board of Directors has approved the making of the tender offer, none of the Company, its Board of Directors, the dealer manager, the depositary, or the information agent make any recommendation to any stockholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which stockholders may choose to tender their shares.  The Company has not authorized any person to make any such recommendation.  Stockholders must decide whether to tender their shares and, if so, how many shares to tender and at what price or prices. In doing so, stockholders should carefully evaluate all of the information in the offer to purchase, the related letter of transmittal, and the other tender offer materials, when available, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors.

Needham & Company will serve as the dealer manager for the tender offer.  The information agent for the tender offer is MacKenzie Partners, Inc., and the depositary is Computershare.  Stockholders who have questions or would like additional copies of the tender offer documents, when available, may call the information agent at (800) 903-3268. Banks and brokers may call (212) 929-5500.

About GSI Technology

Founded in 1995, GSI Technology, Inc. is a leading provider of high-performance static random access memory, or SRAM, products primarily incorporated in networking and telecommunications equipment. Headquartered in Sunnyvale, California, GSI Technology is ISO 9001 certified and has worldwide factory and sales locations.  For more information, please visit www.gsitechnology.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares of the Company’s common stock.  The tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and the other tender offer materials, which will be mailed to stockholders upon commencement of the tender offer.  Stockholders should read the offer to purchase, the related letter of transmittal and the other tender offer materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer and complete instructions on how to tender shares of the Company’s common stock.  The Company is filing a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) that includes the offer to purchase, the related letter of transmittal and the other tender offer materials.  Stockholders may obtain free copies of the offer to purchase the related letter of transmittal and the other tender offer materials once filed with the SEC at the SEC’s website at www.sec.gov

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding GSI Technology’s expectations, beliefs, intentions, or strategies regarding the future.  All forward-looking statements included in this press release are based upon information available to GSI Technology as of the date hereof, and GSI Technology assumes no obligation to update any such forward-looking statements.  Forward-looking statements involve a variety of risks and uncertainties, which could cause actual results to differ materially from those projected.  These risks include the possibility that stockholders may not elect to tender their shares in the tender offer; the risk that one or more conditions to the completion of the tender offer (as set forth in the offer to purchase) will not be satisfied; and the risk of adverse developments or changes in the securities markets.  Further information regarding other risks relating to GSI Technology’s business is contained in the Company’s filings with the Securities and Exchange Commission, including those factors discussed under the caption “Risk Factors” in such filings.